Contact

deepak@jabulaniconsulting.c
om

www.linkedin.com/in/
deepakbhootra (LinkedIn)

Top Skills

Prompt Engineering

Automations

AI Agents

Languages

English (Full Professional)

Hindi (Full Professional)

Certifications

Member

Sandler Sales Certified

Certified Instructor -- New &
Experienced Manager Program

Explorer

HubSpot Certification

Publications

Leadership DNA: Shaping A Thriving
Business Culture

Curse Unwound

Winning with Love

RISEUP: Your Career Reclaimed

Technology Strategy and Sustained
Competitive Advantage in Selected
Listed High Technology Firms

Deepak Bhootra

I help B2B Sellers and Organizations to: Sell Smarter. Win More.
Stress Less. | Certified Sandler & ICF Coach | Advisor to Founders
| Contributor on NowMedia TV | USA National Bestseller | Amazon
Category Bestseller

Greater Houston

Summary

Who I Help & How

If you're a sales professional, leader, or entrepreneur looking to:
✓ Exceed your targets consistently
✓ Close larger deals, faster
✓ Shift from transactional selling to becoming a trusted advisor
✓ Build resilience and long-term success in sales

I think we should talk.

With 30+ years of experience across four countries, I've helped
struggling sales teams achieve 15-25%+ performance growth,
increase individual earnings by $250K+ over five years, and build
sustainable sales careers.

B2B Sales Mastery Defined

B2B Sales Mastery = (Mindset + Skillset + ## Process) ×
Execution

Mindset – Confidence, resilience, emotional intelligence, and the
ability to handle rejection.
Skillset – Prospecting, consultative selling, negotiation, and closing
strategies.
Process – A repeatable, scalable framework that optimizes sales
execution.
Execution – Turning knowledge into action, adapting, and
delivering results under pressure.

What Makes My Approach Different?

#Personalized Roadmap – Using DISC & FinxS Sales Competency Assessments, we identify strengths & blind spots for tailored coaching.
#Sales Psychology & Behavioral Adaptability – Master influence, connect with diverse buyers, and handle objections like a pro.
#Resilience for Longevity – Sales is a marathon, not a sprint. I help you thrive under pressure and maximize career earnings.
#Proven Results – From sales professionals at Fortune 100s to SaaS leaders, my coaching delivers measurable growth.

Real Transformations
#Senior IT Sales Consultant → Promoted to VP within a year.
#Fortune 100 Sales Pro → 20% salary boost & better role after four months.
#SaaS Sales Leader → Fast-tracked learning & given ownership of a major account in five months.
#Strategic Advisor to early-stage Founder-led organizations → Focus, mind-set, road-map validation and GTM strategy. Equity participation in a few organizations for long-term support and engagement.
#Reduced Sales Friction → Process engineering and Sales Playbook alignment to return 18% time to the Enterprise sales team and improve win-rate by 4%.

The noble profession of sales rewards those who take action. If you're ready to break through barriers and achieve results, let's connect.

Direct Message me to schedule a consultation or use the 'book an appointment' button above.

Your next breakthrough is one conversation away.

_____

Experience

Jabulani Consulting LLC
Chief Executive Officer
August 2024 - Present (1 year 5 months)
Houston, TX

Jabulani Consulting works with business owners, sales leaders and individuals who want to be more effective, strengthen their skills and achieve predictable and repeatable outcomes.

The word Jabulani means "rejoice" in Zulu. It is also the name of the official ball used in the 2010 Soccer World Cup and the name of my mellow dog. This reflects my belief that joy in business comes from purpose, meaningful contribution and strong relationships. My work focuses on helping clients unlock that joy through clarity, confidence and capability.

In addition to leading Jabulani Consulting, I am actively involved with several organizations where I contribute my experience in sales, strategy and leadership development. I serve as a Strategic Advisor for SalesTable where I support the growth of a purpose built sales readiness platform for small and mid sized businesses. I am a Strategic Advisor and Fractional Chief Sales Officer for RiseUp Career Studio where I support sales leadership and growth. I am the Fractional Chief Sales Officer for First Light Enterprises where I guide sales strategy for an AI focused consulting group. I support MyMeet.io as a Strategic Advisor where I contribute to the product roadmap and business development for their meeting intelligence platform. I also serve as a Business and Strategy Advisor with Olympus IQ where I help develop and scale workforce solutions that combine technology with human expertise.

These engagements expand the perspectives and practical insights I bring to every client I support through Jabulani.

Association Of Indian Technology Sales Professionals™ [AITSP]
Community Champion
April 2025 - Present (9 months)

The Association of Indian Technology Sales Professionals (AITSP) is India's first and only dedicated member organization for technology sales professionals. It serves as a national platform to elevate, connect, and support those in tech sales through programs focused on career advancement, mentorship, thought leadership, and industry recognition.

My Role as a Community Champion
- Represent the voice of the community and share AITSP's mission with fellow tech sales professionals.
- Help launch and support programs like "Mentor Connect" and "Career Guidance".

- Contribute thought leadership articles and insights for AITSP's blogs or white papers.
- Participate in key AITSP initiatives and events to engage the broader sales community.
- Provide feedback and ideas to improve community offerings and engagement.
- Encourage professionals to join AITSP and participate in its programs and certifications.
- Support knowledge-sharing, collaboration, and peer learning within the community.
- Evaluate nominations for awards and certifications, ensuring consistent application of criteria.

Capgemini
Go-to-Market Lead for Sales Operations (Business Services)
August 2021 - July 2024 (3 years)
Houston, Texas, United States

HP
11 years

Global Director - Business Transformation
2019 - August 2021 (2 years)
Houston, Texas, United States

Global Director - Sales Operations
2017 - 2019 (2 years)
Houston, Texas Area

Regional Director – Sales Bid-Desk & Pricing (Asia Pacific & Japan)
2014 - 2017 (3 years)
Bangalore, India

Country Director, Commercial Sales Operations (India)
2010 - 2014 (4 years)

Sun Microsystems
7 years

Country Head - Sales Operations - India
2007 - 2010 (3 years)
Bangalore, India

Senior Sales Operations Manager - APAC Region (Singapore)

2006 - 2007 (1 year)

Sales Operations Manager - sub Saharan Africa (Johannesburg)
2003 - 2006 (3 years)
Johannesburg, South Africa

Sales, Pre-sales, Business Development roles across Transport and Information Technology & Services
Multiple Roles in South Africa
July 1993 - 2003 (10 years)
City of Johannesburg, Gauteng, South Africa

A range of roles focused on outsourcing, IT consulting, Fleet Operations and IT services.

———

Education

University of South Australia
Doctor of Business Administration, International Business

University of the Witwatersrand
Master of Science (M.Sc.), Industrial Engineering

Virginia Tech - Pamplin College of Business
MBA, Finance and Marketing

University of Jodhpur
Bachelor of Commerce (Honors), Business/Commerce, General

Outskill
AI Generalist Fellowship, Artificial Intelligence · (January 2025 - November 2025)